Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "HOBBYDB CORP.", FILED

IN THIS OFFICE ON THE FIRST DAY OF AUGUST, A.D. 2019, AT 6:35

O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5408226 8100

SR# 20196296568

Authentication: 203336500

Date: 08-02-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:35 PM 08/01/2019
FILED 06:35 PM 08/01/2019
SR 20196296568 - File Number 5408226

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF HOBBYDB CORP.

hobbyDB Corp., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "**Company**"), does hereby certify:

ONE: The name of the Company is hobbyDB Corp.

TWO: The date on which the Certificate of Incorporation of the Company was originally filed with the Secretary of State of the State of Delaware is October 1, 2013.

THREE: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law, adopted resolutions amending its Certificate of Incorporation as follows:

Article VI. Section 4.1 shall be amended and restated to read in its entirety as follows:

"**4.1. AUTHORIZED SHARES.** The Corporation is authorized to issue two classes of stock, to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Corporation is authorized to issue is 38,000,000 shares, 23,000,000 shares of which shall be Common Stock (the "**Common Stock**") and 15,000,000 shares of which shall be Preferred Stock (the "**Preferred Stock**"). The Preferred Stock shall have a par value of $0.001 per share and the Common Stock shall have a par value of $0.001 per share."

FOUR: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Certificate has been subscribed this 1st day of August, 2019

by the undersigned who affirms that the statements made herein are true and correct.

DocuSigned by:

Christian Braun

60400CDD6A6246D...

Christian Braun, President

2.